UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                   RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)

                              (Amendment No. ___)*


                              NOBILITY HOMES, INC.
 -------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    654892108
    ------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Kay Charlton
                     222 South Pennsylvania Ave., Suite 200
                           Winter Park, Florida 32789
                                 (407) 647-2899
 -------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                December 31, 2004
      --------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                  Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 654892108


================================================================================
   1       NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Kay Charlton
--------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)   [_]
                                                                       (b)   [_]

--------------------------------------------------------------------------------
   3       SEC USE ONLY

--------------------------------------------------------------------------------
   4       SOURCE OF FUNDS*

           Not Applicable
--------------------------------------------------------------------------------
   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                                [_]

--------------------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER
        NUMBER OF
                                      2,180,535
          SHARES          ------------------------------------------------------
                                8     SHARED VOTING POWER
       BENEFICIALLY
                                      0
         OWNED BY         ------------------------------------------------------
                                9     SOLE DISPOSITIVE POWER
           EACH
                                      2,180,535
        REPORTING         ------------------------------------------------------
                               10     SHARED DISPOSITIVE POWER
          PERSON
                                      0
           WITH
--------------------------------------------------------------------------------
  11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,180,535
--------------------------------------------------------------------------------
  12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           [_]

--------------------------------------------------------------------------------
  13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           53.9%
--------------------------------------------------------------------------------
  14       TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
================================================================================


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

CUSIP No. 654892108


================================================================================
   1       NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Terry E. Trexler Irrevocable Trust
--------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)   [_]
                                                                       (b)   [_]

--------------------------------------------------------------------------------
   3       SEC USE ONLY

--------------------------------------------------------------------------------
   4       SOURCE OF FUNDS*

           Not Applicable
--------------------------------------------------------------------------------
   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                             [_]
--------------------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER
        NUMBER OF
                                      2,180,535
          SHARES          ------------------------------------------------------
                                8     SHARED VOTING POWER
       BENEFICIALLY
                                      0
         OWNED BY         ------------------------------------------------------
                                9     SOLE DISPOSITIVE POWER
           EACH
                                      2,180,535
        REPORTING         ------------------------------------------------------
                               10     SHARED DISPOSITIVE POWER
          PERSON
                                      0
           WITH
--------------------------------------------------------------------------------
  11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,180,535
--------------------------------------------------------------------------------
  12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           [_]
--------------------------------------------------------------------------------
  13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           53.9%
--------------------------------------------------------------------------------
  14       TYPE OF REPORTING PERSON*

           OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
================================================================================

CUSIP No. 654892108


Item 1.  Security and Issuer
----------------------------

This Schedule 13D relates to the Common Stock (the "Common Stock") of the following corporation (the "Issuer'):
                  Nobility Homes, Inc.
                  3741 S W 7th St
                  Ocala, Florida 34478


Item 2.  Identity and Background
--------------------------------
         This Schedule 13D is filed on behalf of Kay Charlton, whose address is 222 South Pennsylvania Ave., Suite 200, Winter Park, Florida 32789, and the Terry E. Trexler Irrevocable Trust located at the same address (the "Trust" and together with Ms. Charlton, the "Reporting Persons"), of which Ms. Charlton is the trustee.

         During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Ms. Charlton is a citizen of the United States and the Trust has been established under the laws of the United States.


Item 3.  Source and Amount of Funds or Other Consideration
----------------------------------------------------------
         The Trust acquired beneficial ownership of 2,180,535 shares of the Common Stock when Terry E. Trexler gifted 2,180,535 shares of the Common Stock to the Trust on December 31, 2004. As the trustee of the Trust, Ms. Charlton, an estates and tax consultant, is vested with sole voting and investment power with respect to such shares.


Item 4.  Purpose of Transaction
-------------------------------
         As described in Item 3 above, the Trust acquired beneficial ownership of 2,180,535 shares of the Common Stock when Terry E. Trexler gifted 2,180,535 shares of the Common Stock to the Trust on December 31, 2004. Mr. Trexler established the Trust for personal estate and tax planning purposes. Under the trust agreement establishing the Trust, Ms. Charlton, as trustee of the Trust, has sole voting and investment power over these shares. Mr. Trexler is the sole beneficiary of the Trust.

         The Reporting Persons may, at some future date, decide to make additional investments in or to dispose of shares of the Issuer's Common Stock for investment purposes.

         Except as set forth above and except as described below, the Reporting Persons have no present plans or proposals which relate to or would result in:

         (a) The acquisition by any person of additional Common Stock of the Issuer, or the disposition of Common Stock of the Issuer;
         (b) An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;
         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
         (e) Any material change in the present capitalization or dividend policy of the Issuer;
         (f) Any other material change in the Issuer's business or corporate structure;
         (g) Any changes in the Issuer's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;


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

CUSIP No. 654892108


         (h) Causing a class of Common Stock of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;
         (i) A class of equity Common Stock of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
         (j)    Any action similar to any of those enumerated above.


Item 5.  Interest in Common Stock of the Issuer
-----------------------------------------------
         (a) and (b). The Trust beneficially owns an aggregate 2,180,535 shares of the Common Stock, constituting approximately 53.9% of the 4,039,132 shares of the Common Stock outstanding as of December 31, 2004. All such Common Stock is held by the Trust and may be deemed beneficially owned by Ms. Charlton, as trustee of the Trust. Ms. Charlton, as trustee of the Trust, has sole dispositive and voting power over such shares.

         (c) No transactions in the Common Stock were effected by the Reporting Persons in the last sixty days.

         (d) Any dividends on the 2,180,535 shares of the Common Stock (constituting approximately 53.9% of the total number of shares outstanding) owned by the Trust and the proceeds of the sale thereof will be paid to the Trust. No other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of the Common Stock.

        (e)     Not applicable


Item 6.  Contracts, Arrangements, Understandings or Relationships With
----------------------------------------------------------------------
         Respect to Common Stock of the Issuer

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other persons with respect to any Common Stock of the Issuer, including but not limited to transfer or voting of any Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7.  Material to Be Filed as Exhibits
-----------------------------------------
         None



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

CUSIP No. 654892108


                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  January 10, 2005


                                        /s/ Kay Charlton
                                        ----------------------------------------
                                        Kay Charlton


                                        TERRY. E. TREXLER IRREVOCABLE TRUST


                                        /s/ Kay Charlton
                                        ----------------------------------------
                                        Kay Charlton
                                        Trustee





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